

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

February 5, 2007

<u>By Facsimile and U.S. Mail</u>

Efraim Grinberg
Chief Executive Officer
Movado Group, Inc.
650 From Road
Paramus, New Jersey 07652

> **Re:** **Movado Group, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2006**
> **Filed April 12, 2006**
> **File No. 001-16497**
> **Form 10-Q for Three Months Ended October 31, 2006**
> **Filed December 7, 2006**
> **File No. 001-16497**

Dear Mr. Grinberg:

We have completed our review of your Form 10-K and the above referenced filing and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief